Exhibit 99.3

Commtouch Reports 27 Percent Increase in Revenue in Third Quarter 2011 Results

Non-GAAP Net Income Increased to $1.8 Million, $0.07 per share

Sunnyvale, Calif. – November 2, 2011 – Commtouch® (NASDAQ: CTCH), a leading cloud-based Internet security provider, today announced its third quarter 2011 results, ended September 30, 2011.

Third Quarter 2011 Financial Highlights:

•	Revenues for the third quarter of 2011 increased by 27% to $5.9 million compared to $4.6 million in the third quarter of 2010.
•	Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the third quarter of 2011 decreased by 16% to $887 thousand, as compared with $1.1 million in the third quarter of 2010.
•	GAAP earnings per diluted share for the third quarter of 2011 were $0.04, compared to $0.04 in the third quarter of 2010.
•	Non-GAAP net income for the third quarter of 2011 increased by 13% to $1.8 million, as compared with non-GAAP net income of $1.6 million for the third quarter of 2010.
•	Non-GAAP earnings per diluted share for the third quarter of 2011 were $0.07, an increase of 12 percent, compared to $0.06 for the third quarter of 2010.
•	Deferred Revenues (long-term and short-term) as of September 30, 2011 amounted to $4.1 million compared to $3.5 million in deferred revenues as of June 30, 2011.
•	Operating cash flow for the third quarter of 2011 was $1.5 million, compared to $1.6 million in the third quarter of 2010.
•	Cash as of September 30, 2011 amounted to $17.6 million, compared to $16.1 million as of June 30, 2011.

For information regarding the non-GAAP financial measures discussed in this release, please see below “Use of Non-GAAP Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

“I am happy to report another strong quarter with consistent revenue growth and improvement of our operating and net margins that led to higher profitability,” said Ron Ela, Commtouch’s chief financial officer. “This steady financial growth remains a solid basis from which to implement our future plans.”

Third Quarter 2011 Business Highlights:

•	The company saw growing demand for its products, including the signing of a new agreement with a global communications leader, which selected Commtouch’s antivirus solution for its new mobile venture.
•	The company continued expanding contracts with existing customers, including a noteworthy deal with one of its leading email security customers that will be implementing Commtouch’s GlobalView™ URL Filtering across all of its product lines.
•	The company launched version eight of its email and Web security solution platform, reinforcing its cloud security leadership. The new version includes improvements in performance and in the underlying Commtouch cloud technology, expanded Web security capabilities, enhanced email security offerings, and a new unified engine for email security, Web security and antivirus.

On October 24, the board of directors appointed Shlomi Yanai as chief executive officer of Commtouch. Mr. Yanai brings deep industry expertise and a strong performance track record of several decades in the security market, most recently as an executive at SafeNet.

“I am excited to be joining Commtouch, a company with an impressive set of assets including healthy financials, a strong global customer base, a unique cloud-based security platform, and an exceptional team,” Mr. Yanai said. “My goal is to build upon this strong foundation, and steer the company toward capitalizing on the significant market opportunity ahead.”

Business Outlook

Management reaffirmed its guidance for 2011 full year results and expects revenues and net income to be in the mid-range of their respective guidance.

The previously provided guidance was: full year 2011 revenues of between $22.5 million and $23.5 million, and net income of between $6.2 million and $6.7 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization of acquired intangible assets, deferred taxes and acquisition related costs. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, November 2, 2011, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

US Dial-in Number: 1 888 407 2553

Israel Dial-in Number: 03 918 0610

International Dial-in Number: +972 3 918 0610

at:

10 a.m. Eastern Time, 7 a.m. Pacific Time, 2 p.m. UK Time, 4 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. A cloud-security pioneer, Commtouch’s real-time threat intelligence from its GlobalView™ Network powers Web security, messaging security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the optimistic business outlook for 2011, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

US Investor Relations Contact

Ehud Helft / Kenny Green

CCG Investor Relations

Tel: (US) 646-201-9246

        (Int’l) +972-3-607-4717

commtouch@ccgisrael.com

Israel Investor Relations contact

Iris Lubitch

EffectiveIR

Tel: 972-3-5664007

Iris@EffectiveIR.co.il

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$5,855	$4,601	$17,066	$12,784

Cost of revenues	1,019	753	2,967	2,014

Gross profit	4,836	3,848	14,099	10,770

Operating expenses:

Research and development	1,342	824	3,966	2,195

Sales and marketing	1,138	1,100	3,847	3,186

General and administrative	1,209	1,054	3,106	2,719

Total operating expenses	3,689	2,978	10,919	8,100

Operating profit	1,147	870	3,180	2,670

Financial expenses (income), net	(15)	(59)	44	3

Income before taxes	1,162	929	3,136	2,667

Income taxes (tax benefit), net	275	(128)	(187)	(69)

Net income attributable to ordinary and equivalently participating shareholders	$887	$1,057	$3,323	$2,736

Earning per share- basic	$0.04	$0.05	$0.14	$0.12

Earning per share- diluted	$0.04	$0.04	$0.13	$0.11

Weighted average number of shares outstanding:
Basic	23,605	23,301	23,541	23,578

Diluted	24,726	24,581	24,678	24,909

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$1,147	$870	$3,180	$2,670
Stock-based compensation (1)	281	329	865	998
Other acquisition related costs (2)	—	271	53	271
Amortization of intangible assets (3)	110	39	375	39
Adjustment to earnout obligation (4)	196	—	196	—

Non-GAAP operating profit	$1,734	$1,509	$4,669	$3,978

GAAP net income	$887	$1,057	$3,323	$2,736
Stock-based compensation (1)	281	329	865	998
Other acquisition related costs (2)	—	271	53	271
Amortization of intangible assets (3)	110	39	375	39
Adjustment to earnout obligation (4)	220	—	301	—
Income taxes (5)	275	(128)	(187)	(69)

Non-GAAP net income	$1,773	$1,568	$4,730	$3,975

GAAP earnings per share	$0.04	$0.04	$0.13	$0.11
Stock-based compensation (1)	0.01	0.01	0.04	0.04
Other acquisition related costs (2)	—	0.01	0.002	0.01
Amortization of intangible assets (3)	0.004	0.002	0.015	0.002
Adjustment to earnout obligation (4)	0.009	—	0.012	—
Income taxes (5)	0.011	(0.005)	(0.008)	(0.003)

Non-GAAP earnings per share	$0.07	$0.06	$0.19	$0.16

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,726	24,581	24,678	24,909

(1) Stock-based compensation
Cost of revenues	$5	$10	$17	$29
Research and development	72	78	218	231
Sales and marketing	87	92	272	282
General and administrative	117	149	358	456

	$281	$329	$865	$998
(2) Other acquisition related costs
General and administrative	—	271	53	271

	—	$271	$53	$271
(3) Amortization of intangible assets
Cost of revenues	$55	15	$147	15
Sales and marketing	55	24	228	24

	$110	$39	$375	$39
(4) Adjustment to earnout obligation
Financial expenses (income), net	$24	—	$105	—
General and administrative	196	—	196	—

	$220	—	$301	—
(5) Income taxes
Deferred tax asset - tax benefit	275	(128)	(187)	(69)

	$275	(128)	$(187)	(69)

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2011	2010
	Unaudited	Audited
	In US$ thousands
Assets:
Current Assets:
Cash and cash equivalents	$17,646	$13,432
Trade receivables	3,436	2,968
Deferred income taxes	2,082	1,940
Prepaid expenses and other accounts receivable	518	384
Total current assets	23,682	18,724

Long-term lease deposits	43	41
Severance pay fund	1,260	1,208
Property and equipment, net	860	920
Deferred income taxes	1,605	1,560
Intangible assets, net	4,134	4,510
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	36,603	31,982

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	305	550
Employees and payroll accruals	1,063	1,073
Accrued expenses and other liabilities	601	330
Other short term liabilities	3,132	—
Deferred revenues	3,501	3,178
Total current liabilities	8,602	5,131

Deferred revenues	552	964
Other long term liabilities	—	2,831
Accrued severance pay	1,362	1,303
Total liabilities	1,914	5,098

Shareholders’ equity	26,087	21,753
Total liabilities and shareholders’ equity	$36,603	$31,982

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$887	$1,057	$3,323	$2,736

Adjustments:
Depreciation	136	128	414	367
Compensation related to options issued to employees and consultants	281	341	848	1,019
Amortization of intangible assets	111	39	376	39

Changes in assets and liabilities:
Increase in trade receivables	(825)	(628)	(468)	(648)
(Decrease) Increase in deferred taxes	275	(128)	(187)	(69)
(Increase) decrease in prepaid expenses and other receivables	(241)	288	(134)	178
(Decrease) increase in accounts payable	(126)	217	(177)	155
Increase in employees and payroll accruals, accrued expenses and other liabilities	460	147	562	130
Increase (decrease) in deferred revenues	537	199	(89)	(382)
Capital gain from sale of fixed assets	—	—	—	(9)
Increase (decrease) in accrued severance pay, net	10	(23)	7	(1)
Net cash provided by operating activities	1,505	1,637	4,475	3,515

Cash from investing activities

Change in long - term lease deposits	9	4	(2)	14
Proceeds from sale of fixed assets	—	—	—	9
Investment in affiliate	—	(4,600)	—	(4,600)
Purchase of property and equipment	(91)	(76)	(422)	(410)
Net cash used in investing activities	(82)	(4,672)	(424)	(4,987)

Cash flows from financing activities

Buyback of outstanding shares	—	(496)	—	(3,323)
Proceeds from options and warrants exercised	151	4	163	29
Net cash provided by (used in) financing activities	151	(492)	163	(3,294)

Increase (decrease) in cash and cash equivalents	1,574	(3,527)	4,214	(4,766)
Cash and cash equivalents at the beginning of the period	16,072	16,036	13,432	17,275
Cash and cash equivalents at the end of the period	$17,646	$12,509	$17,646	$12,509